

May 14, 2014

Via E-mail
Junsheng Zhang
Chairman of the board and Director
1st—7th Floor, Industrial and Commercial Bank Building
Xingfu Street, Hulan Town, Hulan District, Harbin City
Heilongjiang Province, China 150025

> **Re:** **JRSIS Health Care Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 1, 2014**
> **File No. 333-194359**

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure that all cross-references within the registration statement are accurate. For example, the Prospectus Cover Page states that the Risk Factors section begins on page 11, when in fact it begins on page 15.

2. In future response letters to our comment letters, please provide accurate page references to locations in the registration statement that have been revised in response to each comment.

3. Please refer to prior comment five. Please clarify how many years of U.S. GAAP reporting experience your Reporting Manager, CFO, board member and shareholder each individually have. Where you indicate that these individuals participated or were involved in the preparation of financial statements under U.S. GAAP, please specify what

role and functions they performed in the preparation. Also confirm whether or not any of these individuals are Certified Public Accountants (U.S.).

Prospectus Summary, page 1

4. For each revision you make in response to our comments that relate to your Prospectus Summary, please make corresponding changes to your Resale Prospectus.

5. We note your response to our prior comment 9. However, we note that a summary of the company's biggest risks has not been added to the Prospectus Summary section. Please provide a brief summary of the biggest risks associated with your business in the Prospectus Summary section.

Corporate Background and Business Overview, page 6

6. We note your response to our prior comment 15. However, we do not believe your response addresses the concern in our initial comment. Please explain what the company intends to do with the current Jiarun hospital when the new facility is completed. For example, will you conduct your operations solely from the new facility or in both locations? As the new facility is considerably larger than the current hospital, how will your financial condition and results of operations be affected until utilization is increased?

Risk Factors, page 15

"If we are unable to pay for services timely…," page 16

7. We note your response to our prior comment 24. Please define "men's and workmen's liens" and provide an explanation or example of how these could affect your business.

"Directors and officers have limited…," page 16

8. We note your response to our prior comment 27. We also note your disclosure in the last paragraph on page 16 regarding your indemnification agreement. Please file a form of indemnification agreement as an exhibit to the registration statement.

Risks Relating to Our Common Stock, page 22

9. We note your response to our prior comment 29. However, the requested disclosure does not appear in this risk factor. We note that, as an emerging growth company under the Jumpstart Our Business Startups Act, you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please state in this risk factor that, as a result of this election, your financial statements

may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Use of Proceeds, page 26

10. We note your response to our prior comment 18. However, the requested disclosure has not been added to the Use of Proceeds section. Please expand the discussion in the Use of Proceeds section on page 26 to describe the expansion of medical facilities you propose to undertake.

11. We note your response to our prior comment 30. Please expand your disclosure here to disclose how you will use the anticipated proceeds from the offering assuming, respectively, that only 75%, 50% and 25% of the securities offered by the company are sold. The discussion should address:

- The priority of expenditures if the entire offering is not sold, e.g. how will you allocate various levels of funding for new equipment or decorations;
- The fact you have no current commitment for alternative funding; and
- How alternative sources of capital may affect your financial condition and results of operations.

Please delete the reference to the chairman's agreement to advance funds since he is not committed or obligated to do so.

12. Please state whether you have already selected, or entered into any agreements to acquire, additional medical facilities. If so, please provide information relative to such agreements. We may have additional comments.

Management's discussion and Analysis of Financial Condition and Plan of Operation, page 31

13. Please refer to prior comment 17. You disclose estimated revenues of $10,326,934 and profit of $3,139,190. As previously requested, provide us with a detailed analysis supporting why you believe you have a reasonable basis for the assumptions underlying you projections. Please refer to General, (b) of Regulation S-K and Chapter 6 of the AICPA Guide for Prospective Financial Information. In addition, provide additional disclosure that will facilitate investor understanding of the basis for and limitations governing these projections, as required in General (b) (3) of Regulation S-K. Include the expected timing for your achievement of these projections and an explanation of the factors that you considered in determining that these projections were reasonable. In particular, explain why use of the compound average revenue growth rate for the past three years and previous profit rates for your existing hospital operations are appropriate assumptions for projecting operating results for the new hospital facility.

Business Description, page 35

Services Overview, page 35

14. We note your response to our prior comment 38. We note that your response only provides what you think Jiarun hospital is likely to be categorized as after the new building is put into use. Please expand your discussion of Class 1 versus Class 2 categorizations to disclose your current designation.

Competition, page 39

15. We note your response to our prior comment 47. Please disclose how the two competitors you discuss affect your business and market share in a negative way. Specifically, please discuss any advantages that public hospitals have over private hospitals.

Competitive Advantage, page 40

16. We note your response to our prior comment 49. For each strategic partner listed, please disclose whether you have entered into any written or oral agreements. If yes, please file such agreements as exhibits to the registration statements and expand your discussion to disclose the material terms of such agreements. If the relationships are that of a customary purchaser and supplier or borrower and lender instead of a "partnership," please so state.

Dependence on One or a Few Major Suppliers, page 41
17. We note your response to our prior comment 53. Please provide a narrative discussion to explain the table on page 41. Specifically, disclose the terms of each material partnership. If any material agreements exist, please file such agreements as exhibits to the registration statement. If the relationships are that of a customary purchaser and supplier instead of a "partnership," please so state.

Regulations, page 41

18. We note your response to our prior comment 54. For each regulation listed, please provide an explanation of the most material ways such regulation affects your business.

Description of Property, page 42

19. We note your statement here that "[t]he Company is leasing the building for 30 years." Please reconcile this with your statement on page 6 that "[t]he renting period is from January 1, 2014 to September 30, 2014."

Executive Compensation, page 45

Summary Compensation Table, page 45

20. We note your response to our prior comment 60. However, your revised disclosure does not comply with our comment. Please add a footnote to your Summary Compensation Table disclosing that the compensation only covers salaries earned from the company's inception in November 2013 until the end of that year. Please also disclose each named executive officer's salary from which the amount earned was pro-rated.

Compensation of Directors, page 45

21. We note your response to our prior comment 61. However, your revised disclosure does not comply with our comment. Please add disclosure to make clear whether the amounts listed in the table were earned solely as compensation for work performed as executive officers or if any amount was earned in the capacity of director.

Certain Relationships and Related Transactions, page 46

22. We note your response to our prior comment 62. For each related person transaction, please disclose the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related person's interest in the transaction.

Description of Capital Stock, page 51

Common Stock, page 51

23. We note your response to our prior comment 64. However, it does not appear that you have revised any disclosure in response to our comment. Please disclose the vote required for shareholders to take action, as required by Item 202(a)(1)(v).

Consolidated Financial Statements
General

24. Please refer to prior comment 66. It remains unclear how you accounted for this transaction and why you are presenting the historical finical statements of Jiarun. Please provide us the following information.
    - Please clarify what you mean by "For accounting purposes, the investment to Jiarun by Runteng, the holding company, with the exception that no goodwill is generated, and followed up with a recapitalization of the Company based on the factors demonstrating." and "For accounting purpose, Jiarun investment by Runteng, the holding company."

Junsheng Zhang
JRSIS Health Care Corporation
May 14, 2014
Page 6

- Provide us with a detailed accounting analysis of how you accounted for the transaction with Jiarun. Please cite the specific authoritative guidance used and why you used such guidance. Clarify for us if this was treated as a reverse merger, a transaction between entities under common control or something else.
- Explain your accounting treatment for Runteng's obligation to pay $5.5 million to acquire a 70% ownership interest in Jiarun under the joint venture investment agreement.
- Clarify the nature of the $2.4 million investment to be made by Junsheng Zhang under the joint venture investment agreement.
- Runteng will not begin to pay the purchase consideration for Jiarun until the joint venture license is issued by the PRC regulatory authorities. Describe all regulatory approvals governing the joint venture investment agreement and other formation transactions that have not been granted and their expected approval date (s).
- Explain the likelihood this joint venture license will not be issued by the PRC regulatory authorities and the related actions that you plan to take in response to this outcome.
- Explain the factors considered in determining your accounting treatment for the share exchanges between JHCC and JHCL on December 20, 2013 and JHCL and Runteng on March 7, 2013. In particular, explain your consideration of the guidance in ASC 805, related to reverse acquisitions.
- Explain the purpose of the rights held by Mr. Zhang to transfer 100% of Runteng shares to himself at any time and those rights held by Mr. Zhang, Ms. Tang and Mr. Song to transfer 100% of the CRMG shares to themselves at any time. Explain your consideration of these rights in your accounting for the related formation transactions. Also, explain the meaning of the term in your response, "void at the end."

Consolidated Statements of Operations and Comprehensive Income, page F-4

25. Please refer to prior comment 67. Please explain how your computation of the weighted average number of shares outstanding considered the guidance in ASC 805-40.

Consolidated Statements of Shareholders' Equity, page F-5

26. Please refer to prior comment 68. Please explain how your presentation for 2012 considered the guidance in ASC 805-40.

Notes to Consolidated Financial Statements
Note 1. Description of Business and Organization, page F-7

27. Please refer to prior comment 70. Please tell us why you credited paid-in-capital for $2,403,736 when it appears that only $702,508 of cash was received.

L. Capital lease obligation and deposit for capital leases, page F-12

28. Please refer to prior comment 73. Please explain the terms governing the deposits for capital leases, which amounted to $490,677 at December 31, 2013.

X. Non-controlling interests, page F-19

29. Please refer to prior comment 74. At December 31, 2013, the non-controlling interest was held by Jun Sheng Zhang, who also held a 93% ownership interest in JHCC at January 31, 2014. Please explain to us your consideration of ASC 805, related to "Transactions between Entities under Common Control," in determining the accounting treatment for this non-controlling interest.

Signatures, page 72

30. The registration statement should also be signed by your controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement shall indicate each capacity in which the person signs the registration statement. See Instructions to Signatures to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Franklin Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        William D. O'Neal
        Attorney at Law
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        Suite 9-208
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